UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2021
Commission File Number: 001-40712
Cardiol Therapeutics Inc.
(Translation of registrant’s name into English)
602-2265 Upper Middle Road East, Oakville, Ontario, Canada L6H 0G5
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[ ] Form 20-F   [x] Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SUBMITTED HEREWITH
Exhibits
99.1	Condensed Interim Financial Statements (Unaudited) for the Three and Six Months Ended June 30, 2021
99.2	Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2021
99.3	Form 52-109F2 Certification of Interim Filings - CEO
99.4	Form 52-109F2 Certification of Interim Filings - CFO

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CARDIOL THERAPEUTICS INC. (Registrant)
Date: August 16, 2021	By:	/s/ Chris Waddick
Chris Waddick
Title: Chief Financial Officer